# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BranchOut Food Inc., CIK 0001962481
CUSIP: 105230106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001105907

## Reporting persons
- BARD ASSOCIATES INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 959,600; aggregate amount beneficially owned 1,034,600 (7.7% of the class)

## Item 1. Issuer
Name of issuer: BranchOut Food Inc.
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, OREGON, 97702

## Item 2. Person Filing
Name of person filing: Bard Associates, Inc.
Address of principal business office or, if none, residence: 233 South Wacker Drive, Suite 4400, Chicago, IL 60606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1034600
Percent of class: 7.7
Sole power to vote or to direct the vote: 75000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 75000
Shared power to dispose or to direct the disposition: 959600

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BARD ASSOCIATES INC: Michael Demaray, President (12/03/2025)